Via Facsimile and U.S. Mail
Mail Stop 6010

September 19, 2008

Mr. Scott Z Fields, M.D.
President
Arno Therapeutics, Inc.
30 Two Bridges Road, Suite #270
Fairfield, NJ 07004

Re: Arno Therapeutics, Inc.
        Form 10-KSB for the Year Ended December 31, 2007
        File No. 000-52153

Dear Mr. Fields:

We have completed our review of your Form 10-KSB and have no further comments at this time.

Sincerely,

Carlton Tartar
Branch Chief